Filed pursuant to Rule 433

July 8, 2010

Relating to Preliminary Prospectus

Supplement dated July 8, 2010 to

Registration Statement No. 333-167163

THE STATE TREASURY OF THE REPUBLIC OF POLAND

Represented by the Minister of Finance

Pricing Term Sheet

Issuer:	The State Treasury of the Republic of Poland Represented by the Minister of Finance

Principal Amount:	$1,500,000,000

Maturity:	July 16, 2015

Coupon:	3.875%

Price to Public:	99.703%

Underwriting Discount:	0.100%

Proceeds to Issuer:	$1,494,045,000

Yield to maturity:	3.941%

Spread to Benchmark Treasury:	+215 basis points

Benchmark Treasury:	UST 1.875% due June 30, 2015

Benchmark Treasury Yield:	1.791%

Interest Payment Dates:	January 16 and July 16, commencing January 16, 2011

Pricing Date	July 8, 2010

Settlement Date (T+6):	July 16, 2010

CUSIP / ISIN / Common Code:	731011 AS1 / US731011 AS13 / 052650925

Joint Bookrunners:	Barclays Capital, HSBC and Nomura

Ratings:	A2 (Moody’s) / A- (S&P) / A- (Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at toll free 1-888-603-5847, HSBC Bank plc at +44 (0) 20 7991 1422 or Nomura International plc at +44 (0) 20 7103 5652.

Prospectus Dated July 7, 2010

Preliminary Prospectus Supplement Dated July 8, 2010